Contact

www.linkedin.com/in/jacqueline-iversen-83a53429 (LinkedIn)
senjam.carrd.co/ (Rss)

Jacqueline Iversen

Wellness innovator | Co-Founder + Chief Clinical Officer at Sen-Jam Pharmaceutical | We're raising! l 20+ Scientific Papers and Industry Articles Published

Huntington Station, New York, United States

Summary

Jackie Iversen, Chief Clinical Officer at Sen-Jam is a visionary pharmacist and clinical research expert in the areas of pharmacokinetics and pain management. She's a leader in clinical settings and clinical pain education. Jackie has been cited in 10 scientific publications. She's a Memorial Sloan Kettering fellow. Jackie holds a BS in Pharmacy from University of Buffalo and a MS in Clinical Pharmacy from St. John's University.

Experience

Sen-Jam Pharmaceutical
Chief Clinical Officer
2016 - Present (8 years)

Sen-Jam is the biggest advancement in curbing inflammation since aspirin was invented 125 years ago! Because our products repurpose small molecules that are already in drugs today, our assets are potent and extremely non-toxic therapeutics that have a lower regulatory risk. And we benefit from a more direct path to FDA approval and to market.
• $217B addressable market across multiple therapeutic applications including hangovers, opioid withdrawal, and upper respiratory infections
• Leadership from MIT, Harvard, Mayo Clinic, & Memorial Sloan Kettering with exits over $730M
• 60 global patents approved & pending
• Portfolio of 11 assets, 4 of which are at or near pivotal Phase II clinical trials
• Partnerships w/National Institute of Drug Abuse, People Science, & Duke University
• Backed by corporate venture partner KVK Tec

Northwell Health
Hospital Pharmacist
2005 - 2015 (10 years)
New York, United States

Memorial Sloan Kettering Cancer Center
4 years

Pharmacy Research Fellowship
1990 - 1991 (1 year)

Memorial Sloan Kettering Cancer Center
1987 - 1990 (3 years)

Medical Center Hospital of Vermont
Pharmacy Resident
1985 - 1986 (1 year)

Education

State University of New York at Buffalo - School of Pharmacy and
Pharmaceutical Sciences
Bachelor's degree, Pharmacy · (September 1980 - May 1985)

St. John's University
Master's degree, Clinical Pharmacy